                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                         Commission file number 0-20852

(Check One):   [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
               [ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended:          December 31, 2004
                           -----------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          -----------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A
---

PART I -- REGISTRANT INFORMATION

Ultralife Batteries, Inc.
-------------------------
(Full Name of Registrant)

 N/A
-----
(Former Name if Applicable)

2000 Technology Parkway
-----------------------
(Address of Principal Executive Office (Street and Number))

Newark, New York  14513
------------------------
(City, State and Zip Code)


PART II -- RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
[X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Company is preparing its Annual Report on Form 10-K for the period ended December 31, 2004. The Company is completing its assessment of the effectiveness of internal control over financial reporting. In addition, the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), is completing its audit of management's assessment of internal control over financial reporting and the effectiveness of internal control over financial reporting. Additional time is required to finalize these assessments. As noted in Part II, the Company will be filing its Report on Form 10-K, which will include management's report on internal control over financial reporting, and PwC's report related to the Company's consolidated financial statements, management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting, on or before the fifteenth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Robert W. Fishback
 ------------------
        (Name)

   (315)          359-6614
-----------       --------
(Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         For the full year ended December 31, 2004, revenues reached $98.2 million, a 24% increase over the $79.5 million reported in 2003. The year-over-year improvement was driven by an increase in military sales, primarily higher shipments of BA-5390s, as well as a five-fold increase in rechargeable revenues that reached $8.1 million. Operating income for 2004 amounted to $5.1 million, including the $1.8 million impairment charge taken in the fourth quarter. Net income for the twelve-month period of 2004 was $22.3 million, or $1.48 per diluted share, and included a $4.0 million second quarter non-cash charge related to the company's investment in Ultralife Taiwan, Inc., as well as a $21.1 million income tax benefit related to the recognition of a deferred tax asset. In 2003, the company reported operating income of $6.0 million and net income of $6.4 million, or $0.46 per diluted share.


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                            ULTRALIFE BATTERIES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In Thousands, Except Per Share Amounts)
                                   (Unaudited)

------------------------------------------------------------------------------

                                                             Twelve Months Ended

                                                         December 31,       December 31,
                                                             2004               2003
                                                           --------           --------
REVENUES:
  Non-rechargeable products                                $ 87,899           $ 77,070
  Rechargeable products                                       8,071              1,528
  Technology contracts                                        2,212                852
                                                           --------           --------
TOTAL REVENUES                                               98,182             79,450

COST OF PRODUCTS SOLD:
  Non-rechargeable products                                  67,408             59,171
  Rechargeable products                                       8,653              2,749
  Technology contracts                                        1,819                434
                                                           --------           --------
TOTAL COST OF PRODUCTS SOLD                                  77,880             62,354

GROSS MARGIN                                                 20,302             17,096

OPERATING AND OTHER EXPENSES:
  Research and development                                    2,633              2,505
  Selling, general, and administrative                       10,771              8,610
  Impairment of long lived assets                             1,803               --
                                                           --------           --------
TOTAL OPERATING EXPENSES                                     15,207             11,115
                                                           --------           --------

OPERATING (LOSS)/INCOME                                       5,095              5,981

OTHER INCOME (EXPENSE):
  Interest income                                               116                 23
  Interest expense                                             (598)              (543)
  Gain on fires                                                 214               --
  Gain from forgiveness of debt/grant                          --                  781
  Write-off of UTI investment and note receivable            (3,951)              --
  Miscellaneous                                                 352                311
                                                           --------           --------
(LOSS)/INCOME BEFORE INCOME TAXES                             1,228              6,553
                                                           --------           --------

Income tax provision-current                                     32                106
Income tax (benefit)/provision-deferred                     (21,136)              --
                                                           --------           --------
  TOTAL INCOME TAXES                                        (21,104)               106
                                                           --------           --------

NET INCOME                                                 $ 22,332           $  6,447
                                                           ========           ========


EARNINGS PER SHARE - BASIC                                 $   1.59           $   0.49
                                                           ========           ========
EARNINGS PER SHARE - DILUTED                               $   1.48           $   0.46
                                                           ========           ========


WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC                  14,087             13,132
                                                           ========           ========
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED                15,074             13,917
                                                           ========           ========



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                            Ultralife Batteries, Inc.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 16, 2005       By  /s/ Robert W. Fishback
       --------------           ----------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.





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